October 5, 2018

Mara L. Ransom
Assistant Director, Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	NFE Financial Holdings LLC
Draft Registration Statement on Form S-1
Submitted August 16, 2018
CIK No. 000179723

Ladies and Gentlemen:

Set forth below are the responses of NFE Financial Holdings LLC (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2018, with respect to Draft Registration Statement on Form S-1, CIK No. 000179723, submitted to the Commission on August 16, 2018 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Submission No. 2 on Form S-1 (“Submission No. 2”) via EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Submission No. 2 marked to show all revisions made since the prior submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. We will supplementally provide the Staff with copies of such written communications that we use in the future (if any).

Securities and Exchange Commission
October 5, 2018

Prospectus Cover Page

2.	Include the concise list of applicable bulleted statements Section II.A.3.a of Release No. 33-6900 requires for limited partnerships and similar entities.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include the list of applicable bulleted statements. Please see the prospectus cover page of Submission No. 2.

Summary

3.
Throughout your summary and your prospectus, you refer to the implementation of “more stringent environmental regulations” and how these regulations may benefit your business. Please revise your disclosure to specify the regulations to which you are making reference and clarify the status of these regulations.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to remove the references to “more stringent environmental regulations” and how these regulations may benefit our business and clarify that gas-fired power is generally cleaner-burning and more environmentally friendly than diesel or ADO-fired power. Please see pages 5 and 67 of Submission No. 2.

Pennsylvania Facility, page 3

4.	Please revise to quantify the obligations associated with the “substantial portion of your expected gas needs” for which you have already contracted and summarize the conditions precedent.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 8, 9, 70 and 71 of Submission No. 2.

Our Current Downstream Customers, page 3

5.
Disclose the capacity at which your assets are currently operating to service JPS and provide additional capacity disclosure to put in context your statement that these assets “will have capacity to service” JPC and Jamalco, as well as other customers.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7, 8, 69 and 70 of Submission No. 2.

Business Strategies, page 4

6.
Revise this section to clearly depict your current revenue-generating operations as contrasted with your operations that are currently under development and those that you intend to develop in the future, including the Pennsylvania Facility, the Old Harbour Terminal and the CHP Plant. Currently, the estimated steps to completion and completion dates of these facilities are unclear.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify which of our terminals and liquefaction facilities have commenced commercial operations, which are under development or construction and which are in the planning, design and permitting phase. Please see pages 6, 7, 8, 69 and 70 of Submission No. 2.

Securities and Exchange Commission
October 5, 2018

Risk Factors, page 6

7.	We note that you direct readers to your risk factors. Please revise your discussion to balance your summary to discuss the principal challenges or weakness and the risks and limitations facing you.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 15 of Submission No. 2.

Formation Transaction and Structure, page 7

8.
You state that you will be the sole managing member of New Fortress Intermediate LLC (“NFI”) and will consolidate it. Based on the formation transactions, it appears that New Fortress Energy Holdings LLC will own a majority of the common units of NFI (“NFI LLC Units”) following the offering. If this is the case, please tell how you determined consolidation of NFI is appropriate. In doing so, tell us whether you will consolidate NFI under the variable interest entity (“VIE”) model or the voting interest model and explain the reasons supporting your conclusions. If you plan to consolidate NFI under the voting interest model, tell us whether you determined NFI is more akin to a corporation or limited partnership for consolidation assessment purposes. Refer to ASC 810.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that the Company will be the sole managing member of NFI with less than a majority of non-voting ownership interests in NFI. The Company’s role as sole managing member provides the Company power over financial, operational, management and administrative decisions relating to NFI’s business.  New Fortress Energy Holdings LLC (“New Fortress Energy Holdings”) will own only passive ownership interests with limited voting rights in NFI following the completion of this offering and the Transactions related to our reorganization.

The Company will consolidate NFI and its subsidiaries under the VIE model. NFI is akin to a limited partnership. New Fortress Energy Holdings does not have the substantive ability to remove the Company as the sole managing member of NFI, nor does it have the rights to dissolve NFI or the substantive ability to block or participate in significant financial and operating decisions of NFI. NFI, therefore, is a VIE, as the equity investors at risk lack the power, through voting rights or similar rights, to direct the activities that most significantly impact NFI’s economic performance, in accordance with ASC 810-10-15-14(b)(1)(ii).

Securities and Exchange Commission
October 5, 2018

Under the VIE model, the Company is deemed to be the primary beneficiary of NFI pursuant to ASC 810-10-25-38A, as it has both (a) the power to direct the activities that most significantly impact NFI’s economic performance through its role as sole managing member of NFI, and (b) an obligation to absorb losses of NFI that could potentially be significant to NFI, or the right to receive benefits from NFI that could potentially be significant to NFI, through its ownership interest in  NFI, therefore, the Company will consolidate NFI upon the completion of this offering and the Transactions related to our reorganization.

Organizational Structure, page 9

9.	Revise to disclose who ultimately controls New Fortress Energy Holdings. This comment also applies to the beneficial ownership table on page 74.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 18 and 93 of Submission No. 2.

Risk Factors

Our current ability to generate cash is substantially dependent upon the performance by customers under long-term contracts…, page 17

10.
Here and elsewhere where you discuss the “long-term” nature of your contracts, revise to provide the range of lengths remaining, given your dependence upon them. Please also provide additional credit quality information about your counter-parties, with a view to understanding how you assessed their creditworthiness. Finally, enhance your disclosure to elaborate upon the “financial difficulties” recently experienced by Noble Group.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 26 and 27 of Submission No. 2.

Our business is dependent upon obtaining substantial additional funding from various sources…, page 19

11.	Revise to specify the “meaningful period of time” you refer to here.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to specify that our cash resources will be sufficient to fund the development and construction of certain of our planned projects. Please see page 28 of Submission No. 2.

We may not be able to generate sufficient cash to service all of our indebtedness…, page 20

12.	Quantify your existing debt obligations and known future debt obligations in order to put this risk in context.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 29 of Submission No. 2.

Securities and Exchange Commission
October 5, 2018

Use of Proceeds, page 42

13.
We note that you disclose that you intend use the proceeds of the offering “to complete the construction of the Old Harbour Terminal, the Pennsylvania Facility and the CHP Plant, as well as for working capital and general company purposes.” Please revise to specify the intended use of proceeds by each project discussed, considering your disclosure elsewhere indicates that you will need additional resources to complete all of these projects. See Item 504 of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 52 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 48

14.	Please revise to break down the revenues you earn from natural gas and LNG sales.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not distinguish between sales of natural gas and LNG in analyzing our financial results internally or developing our growth strategy. Rather, we offer an integrated solution to our customers and sell natural gas in the most readily usable form to our customers depending on logistical considerations and customer consumption needs or energy requirements.  This may be accomplished through supplying natural gas either in a gas or liquid state. Our marketing and growth strategies are aimed at meeting the needs of our customers and providing natural gas or LNG as an energy source alternative to distillate fuels rather than marketing any one particular state of natural gas or seeking to expand sales of any one particular state of natural gas.

Accordingly, we believe that break down of operating revenue is not meaningful information and may be misleading to investors in understanding our business and our strategies.

Cost of sales, page 49

15.
Please disclose the amount of LNG purchased from third parties included in cost of sales for each period presented. We believe this disclosure would provide useful information to investors in understanding the extent of LNG purchased externally versus produced internally.

RESPONSE: We acknowledge the Staff’s comment and we have revised the Registration Statement to disclose the percentage of LNG volumes that were purchased externally during the year ended December 31, 2017, our first full year of commercial operations. Our Montego Bay Terminal commenced commercial operations in October of 2016, and our Miami Facility began operations in April of 2016. Based on the early-stage nature of the operations in 2016, we do not believe that volumes purchased from third parties during 2016 would provide useful information to investors. Please see page 60 of Submission No. 2.

Securities and Exchange Commission
October 5, 2018

Business, page 56

16.
In your discussion of your business, we note your disclosure that you intend to engage in providing “financing capital investment to end users worldwide seeking to convert their operating assets from diesel or heavy fuel oil (“HFO”) to LNG.” In your ensuing discussion please provide additional discussion of this facet of your business. For example, please discuss how much capital you intend to allocate to this business, and what are the general terms and conditions of these investments.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that in certain circumstances, at our own expense, we construct and own logistics and infrastructure assets that we use to provide LNG and natural gas to customers.

Our Liquefaction Assets, page 57

17.	Please revise to disclose the capacity you are currently utilizing, out of the total amount available, at your Miami-Dade Facility.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 71 of Submission No. 2.

Competitive Strengths, page 60

18.
We note that you list as one of your competitive strengths is your scalable infrastructure. However, we note on page 62 that you have DOE orders authorizing you to be able to export a total of the equivalent of 60,000 mtpa (approximately 3.02 Bcf/yr) of domestically produced LNG. If true, please discuss in an appropriate place in your prospectus how your present DOE orders limit your growth to 3.02 Bcf/year.

RESPONSE: We acknowledge the Staff’s comment and respectfully note that the DOE orders authorizing the export of 60,000 mtpa (approximately 3.02 Bcf/yr) of domestically produced LNG are specific to exports of LNG produced at our Miami Facility. These authorizations allow us to export the full capacity of LNG production from our Miami Facility. Exports of LNG from a liquefaction facility other than the Miami Facility (such as the Pennsylvania Facility) to FTA and/or non-FTA countries will require us to obtain new authorizations from the DOE. We have revised the Registration Statement to clarify that the above-mentioned authorizations from the DOE are only applicable to exports of LNG produced at our Miami Facility. Please see page 77 of Submission No. 2.

Securities and Exchange Commission
October 5, 2018

Financial Statements

19.
Please provide financial statements of the registrant or tell us why you believe they are not required. If these financial statements are not required, disclose in an appropriate place in your filing, if true, that the registrant has not commenced operations and has no or nominal assets or liabilities and to describe in sufficient detail any contingent liabilities and commitments.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that the Company was formed on August 6, 2018 for the purpose of effectuating the Transactions related to our reorganization described in the Registration Statement in connection with the completion of this offering. The Company is currently a shell company with no assets or liabilities and has not commenced operations. When the Company commences operations and has assets or liabilities, the Company’s audited financial statements will be included in a subsequent amendment to the Registration Statement as permitted in FRM 1160.1. We have revised the Registration Statement to reflect this. Please see pages 16, 23 and 56 of Submission No. 2.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

20.	We note your pro forma income tax and net loss line items. Please also present a pro forma earnings per share figure or tell us why such disclosure is not required.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement to present pro forma earnings per share information. Please see pages F-4, F-10 and F-11 of Submission No. 2.

Notes to Consolidated Financial Statements

21.	Please provide the disclosures required by ASC 280-10-50-40 within your financial statement footnotes.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that revenues attributable to natural gas separate from LNG are not separately disclosed as they constitute a single group of similar products.  We believe that we have complied with the required disclosure in ASC 280-10-50-40 where a group of similar products and services can be presented together.

As stated in our response to comment 14 above, this is reflective of our business of offering an integrated solution to our customers by selling either natural gas or LNG in the most readily usable form to our customers depending on logistical considerations and customer consumption needs or energy requirements. This may be accomplished through supplying natural gas either in a gas or liquid state. Furthermore, our marketing and growth strategies are aimed at meeting the needs of our customers and providing natural gas or LNG as an energy source alternative to distillate fuels rather than marketing any one particular state of natural gas or seeking to expand sales of any one particular state of natural gas. In light of the foregoing, we believe the disclosures in the financial statements meet the requirements outlined in ASC 280-10-50-40.

Securities and Exchange Commission
October 5, 2018

12.          Finance Leases, net, page F-16

22.
We note that you account for arrangements involving your Montego Bay LNG terminal and “other arrangements to lease equipment to customers” as direct finance leases. Please address the following comments:

•
Tell us how you determined these arrangements fall within the scope of ASC 840-10- 15 and how you determined direct financing classification, versus sales-type classification, was appropriate under ASC 840-10-25-43.

•
Explain how the net investment recorded for your direct financing leases complies with the guidance in ASC 840-30-30-11 through -13. In doing so, clarify how you determined the minimum lease payments and unguaranteed residual value accruing to your benefit.

•
We note that you allocate consideration received from customers between lease and non-lease components. Identify for us all lease and non-lease components of these arrangements. Clarify whether or not you consider LNG sales to be a lease component.

RESPONSE: We acknowledge the Staff’s comments and respectfully inform the Staff that we have considered the authoritative literature referenced in the Staff’s comments and present the relevant analysis and conclusions as follows.

Below are relevant details for both the Montego Bay LNG terminal arrangement ($92.4 million, or 97%, of total finance leases value at December 31, 2017) and our other arrangements ($2.9 million, or 3%, of total finance leases value at December 31, 2017).

Relevant details of the Montego Bay LNG terminal arrangement (the “Terminal Arrangement”)

The Montego Bay LNG terminal arrangement provides LNG and terminal services to supply natural gas to Jamaican Public Service Company Limited (“JPS”).  Pursuant to this arrangement, we receive a capacity payment (referred to as “Demand Charge”) which conveys the right to use specified equipment constructed specifically to support the Terminal Arrangement (i.e., storage tanks, regasification terminals at the Montego Bay LNG terminal and pipeline infrastructure newly constructed from the terminal to the JPS power plant, referred to as the “Facility”).  In addition, the arrangement separately provides charges for the physical delivery of natural gas (referred to as “Variable and Excess Gas Charge”) to the JPS power plant. Although the arrangement allows for the sale to third party customers separate from the Montego Bay LNG terminal arrangement, we determined at the inception of this arrangement that JPS would take substantially all of the output from the Facility and it would be remote that any party other than the purchaser would take more than a minor amount of the output generated from the capacity of the Facility.

Securities and Exchange Commission
October 5, 2018

Relevant Details of the Other Arrangements

Other Arrangements represent various arrangements that commenced during the fourth quarter of 2017 whereby we supply LNG and provide newly acquired storage tanks and/or regasification terminals to our small-scale industrial and manufacturing customers. Such arrangements convey the right to use specified equipment and also provide for delivery of a minimum quantity of LNG delivery per month over the respective contract term.  The customers under these agreements have the ability to control the operations and access of the specified equipment and also are required to take all of the output capacity from the specified equipment.

Determination that the Terminal Arrangement and Other Arrangements fall within the scope of ASC 840-10-15

ASC 840-10-15 defines a lease as an agreement that conveys the right to use property, plant and equipment usually for a stated period of time. ASC 840-10-15-6 states that the right to control the use of an asset exists when “facts and circumstances indicate it is remote that one or more parties other than the purchaser will take more than a minor amount of output or other utility that will be produced or generated by the property plant or equipment during the term of the arrangement.”   Based on these criteria, we determined that:

a.
The Terminal Arrangement meets the definition of a lease as JPS has the right to control the use of the Facility for a fixed charge, regardless of output, for a twenty-year period, and we determined at the inception of the arrangement that it was remote that other parties will take a more than minor output from the Facility.

b.	The Other Arrangements meet the definition of a lease because the customers control the use of and access to the specified equipment and take 100% of the output from the equipment.

Evaluation of whether the arrangements are Sales-Type Lease, Direct Finance Lease, or Operating Lease classification under ASC 840-10-25-43

The Terminal Arrangement meets the definition of a direct financing lease because:

i.
JPS (the lessee) holds a bargain purchase option to purchase the Facility at the end of the term for $1.00 and the minimum lease payments exceed 90% of the fair value of the specified equipment (requirement of 840-10-25-43 b.1) and there is no otherwise transfer-of-ownership requirement of the Terminal Arrangement;

ii.
We have evaluated the collectability of fixed and determinable lease payments over the term of the Terminal Arrangement and have concluded they are reasonably assured. Additionally, we have determined that there were no material costs yet to be incurred as of the date of the Terminal Arrangement  or other uncertainties surrounding the amount of reimbursable costs (requirement of 840-10-25-43 b.1.); and

Securities and Exchange Commission
October 5, 2018

iii.
We do not consider ourselves a dealer or manufacturer, nor do we otherwise believe that the Terminal Agreement gives rise to a dealer profit or loss to us at inception (requirement of 840-10-25-43 b.2.). As part of our consideration, we considered ASC 840-10-55-44, which states that in situations where “the lessor is not a manufacturer or dealer, the fair value of the property at lease inception normally will be its cost…”, unless there is a significant lapse of time between the acquisition of the property by the lessor and lease inception. We believe that the cost capitalized of the construction is representative of fair value of the Facility given that the Demand Charge was determined based on the actual finalized costs to construct the Facility at the inception of the lease, which was contemporaneous to the completion of the Facility.

The classification of Other Arrangements as direct financing leases was because:

i.
There was no dealer or manufacturer’s profit. We believe that the acquisition cost of the underlying equipment purchased contemporaneously to the inception of these arrangements is representative of its fair value and we are not a manufacturer or dealer (requirements of 840-10-25-43 b.2.);

ii.
Depending on the terms of the individual arrangement, either the contract term is equal to 75% or more of the estimated economic life of the specified equipment, or the minimum lease payments exceeds 90% of the fair value of the specified equipment (requirement of 840-10-25-43 b.1); and

iii.
We evaluated the collectability of the lease payments over the term of the individual agreements and determined they were reasonably assured based on our evaluation of the lessee and we determined that there were no material costs yet to be incurred as of the date of the individual agreements or other uncertainties surrounding the amount of reimbursable costs (requirements of 840-10-25-43 b.1.).

Accounting for the net investment recorded for our direct financing leases and determination of minimum lease payments and unguaranteed residual value

Terminal Arrangement

The gross investment consisted of the minimum lease payments for the Facility (i.e., Demand Charge) net of executory costs paid by us, such as maintenance, taxes, and insurance. No unguaranteed residual value was reflected in the gross investment due to the existence of the bargain purchase option to purchase the specified equipment for $1.00 at the end of the term.  The difference between the gross investment and the cost of the underlying leased assets (i.e., the Facility) at the lease inception was recorded as unearned income. Unearned income, together with initial direct costs, has been amortized to income over the lease term at a constant rate of return on the net investment in the lease pursuant to ASC 840-30-30-11 through-13. For clarification, there are no scheduled rent increase or contingent rent provisions within the Terminal Arrangement.

Securities and Exchange Commission
October 5, 2018

Other Arrangements

The gross investment reflects the minimum lease payments based on the allocation of consideration (fixed monthly equipment charges and minimum monthly LNG delivery charges) to lease component, net of executory costs paid by us, such as maintenance, taxes and insurance and any unguaranteed residual value, if any.  The minimum lease payments were determined based on the allocation of consideration to the lease component using the minimum volume method in calculating relative fair value of the lease and non-lease components. The difference between the gross investment and the acquisition cost of the underlying leased assets at the lease inception was recorded as unearned income. Unearned income has been amortized to income over the lease term at a constant rate of return on the net investment in the lease pursuant to ASC 840-30-30-11 through-13.

Allocation of consideration received from customers between lease and non-lease components

Terminal Arrangement

The Montego Bay agreement provides for: (i) Demand Charge - fixed weekly capacity payments for the capacity of our Facilities that include terminal services from our storage tanks and regasification terminals to the delivery point over the course of the contract period, and (ii) Variable and Excess Gas Charge – charges on an as incurred basis for the physical delivery of natural gas. We evaluated the relative fair values between lease (lease of property and related executory costs) and non-lease elements (other products and services) in accordance with ASC 605-25-15-13A(b) and concluded that pricing terms for Demand Charge and Variable and Excess Gas Charge of the arrangement represent market terms for each component.  Therefore, the Demand Charge is accounted for as a lease component and the Variable and Excess Gas Charge component of the Terminal Arrangement is separately accounted for as a non-lease component.

Other Arrangements

The consideration of such arrangements is comprised of: (i) fixed monthly equipment charges and ii) minimum monthly LNG delivery charges.  We evaluated the relative fair values between lease (lease of property and related executory costs) and non-lease elements (other products and services) in accordance with ASC 605-25-15-13A(b) and concluded that pricing terms for fixed monthly equipment charges and minimum monthly LNG delivery charges of the arrangements did not represent market terms for each component.  Therefore, such consideration was allocated using the relative stand-alone selling price of the lease and non-lease components.  Consideration allocated to the non-lease components has been recognized under the guidance in ASC 605 when all of the criteria for revenue recognition have been met, typically when title to the LNG is transferred to the customer.

Securities and Exchange Commission
October 5, 2018

Exhibits

23.
Tell us what consideration you have given to filing as exhibits your LNG supply agreement(s) as well as your GSAs, given how material they appear to be to your business. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we respectfully submit that, for the reasons described below, we do not believe any of our current or expected LNG supply agreements or GSAs are required to be filed under Item 601(b)(10) of Regulation S-K.  All of the contracts that we have entered into, or that we currently anticipate entering into, will be ordinary course contracts.  Notwithstanding the ordinary course nature of the contracts, we acknowledge that Item 601(b)(10)(ii)(B) of Regulation S-K provides that a registrant must file “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services ….”

We have entered into our LNG supply agreement and GSAs in the ordinary course of business and do not believe that our business is substantially dependent on our LNG supply agreement or any of our GSAs, including those with our largest customers. Therefore, we believe that our LNG supply agreement and GSAs are not required to be filed as exhibits to the Registration Statement.

We are currently party to one LNG supply agreement that supplies LNG for our terminals in Jamaica.  We expect to receive one more cargo of LNG under this contract that we expect to be sufficient to supply our operations through January 2019, following which we have no further cargoes scheduled under this contract.  We do not believe we are substantially dependent on this LNG supply agreement because we have sufficient adequate alternative options to supply LNG to our Jamaica terminals at comparable prices and because of the relatively short remaining life of the agreement.  We are currently in the market negotiating terms of master service agreements (“MSAs”) with a number of LNG suppliers from whom we expect to purchase LNG to further augment supplies from our current and planned liquefiers. We do not believe that we will be required to file any of these MSAs as an exhibit to the Registration Statement because (i) such agreements will not constitute “material contracts” pursuant to Item 601(b)(10) of Regulation S-K, (ii) such agreements will be made in the ordinary course of our business and (iii) we will not be substantially dependent on any such agreement.  Our LNG supply MSAs will not contain material terms, such as pricing information, which will be included in supplemental documents.  Accordingly, we do not believe the MSAs will be material contracts required to be filed or with respect to which we will be required to provide material disclosure regarding their terms.  In the event that our current LNG supply agreement or any of the expected MSAs are terminated in the future, we believe within a reasonable period of time we would be able to make satisfactory alternative arrangements for the supply of LNG.  For this reason and for the other reasons described above, we have concluded that our LNG supply agreements are not material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission
October 5, 2018

With respect to our current GSAs, the Jamaican government has publicly stated its desire to increase its use of natural gas-fired electricity as a cheaper and cleaner fuel than it has historically relied upon. In addition, JPS and its subsidiary, the South Jamaica Power Company, have incurred significant capital expenditures to convert power generation in Jamaica to be capable of burning natural gas to generate electricity.  For these reasons, we believe that we would be able to sell natural gas in Jamaica, with or without a long-term GSA. Due to our ownership of key storage, transportation and regasification infrastructure on the island, and the long lead time and monetary investment required to construct alternative infrastructure to supply natural gas in Jamaica, as well as the lack of suitable alternative terminal sites to service JPS or our other expected customers, we believe that we are uniquely advantaged to sell natural gas in Jamaica.  Due to our unique positioning to sell natural gas in Jamaica, we believe our customers would be willing to pay comparable prices to the long term contract prices we have negotiated even in the absence of a long-term GSA.

We have also concluded that none of our current GSAs cover the sale of a “major part” of LNG or natural gas sales of our planned and expected business. Our business has a significant number of assets under development and we currently have entered into long-term GSAs that provide for the sale of natural gas equivalent to LNG volumes of approximately 1.1 million gallons per day.  However, in total we have contracts, letters of intent or expect to secure contracts for the sale of LNG or natural gas equivalent to LNG volumes of approximately 8.3 million gallons per day.  We expect to continue to aggressively grow our customer portfolio beyond this volume.  We do not expect any one of our current or expected future GSAs to represent a material portion of our revenue or the “major part” of our LNG or natural gas sales.  Thus, we do not expect that our business will be substantially dependent on any of those individual contracts, and we have concluded that our business is not currently substantially dependent on any one of our current GSAs. Moreover, once our planned liquefiers are completed, we expect we will have the ability to sell any LNG that is not sold under long-term, take-or-pay contracts, such as our current or expected GSAs, into the spot market at comparable prices. For the reasons discussed above, we believe that the termination of any individual GSA would not have a long-term material adverse impact on our financial position or results of operations. Instead, we believe that we would not experience more than a short-term negative impact on our business because we expect that we would be able to capitalize on our competitive advantages to continue to sell natural gas to customers in the markets in which we currently operate even without long-term GSA and we believe that we could readily generate replacement sales of comparable amounts of natural gas or LNG to customers in other markets. As a result, we have concluded that our GSAs are not material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

*           *           *           *           *

Securities and Exchange Commission
October 5, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-3708 or (713) 758-4629, respectively.

Very truly yours,

NFE Financial Holdings LLC

By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens
Title:	Chief Executive Officer

Enclosures

cc:	Cameron D. MacDougall, Esq., NFE Financial Holdings LLC
David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.